UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Children’s Place, Inc.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

168905107
(CUSIP Number)

Turki Saleh A. AlRajhi

Muhammad Asif Seemab

Mithaq Capital SPC

c/o Synergy, Anas Ibn Malik Road

Al Malqa, Riyadh 13521

Saudi Arabia

+966 11 222 2210

with a copy to:

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Capital SPC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Global
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Capital
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Turki Saleh A. AlRajhi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) IN

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Muhammad Asif Seemab
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) IN

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Snowball Compounding Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) IN

* All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on February 16, 2024 as amended and supplemented by that certain Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on March 4, 2024 and by that certain Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on March 11, 2024 (the “Initial 13D”, and the Initial 13D as amended and supplemented by this Amendment No. 3, the “Schedule 13D”) relating to the common shares, par value $0.10 per share (the “Common Shares”) of The Children’s Place, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 3 but not otherwise defined shall have the respective meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

Additional Mithaq Term Loan

On April 16, 2024, Mithaq SPC, as holder, the Issuer and certain of the Issuer’s subsidiaries entered into a Shariah-compliant Unsecured Promissory Note (the “Additional Promissory Note”), providing for a $90.0 million term loan to the Issuer (the “Additional Mithaq Term Loan”).  The Additional Mithaq Term Loan was funded to the Company on April 18, 2024.

The Additional Mithaq Term Loan matures on April 16, 2027. The Additional Mithaq Term Loan is unsecured and guaranteed by each of the Issuer’s subsidiaries that guarantee the Issuer’s (i) existing term loan facilities under the Promissory Note and (ii) existing revolving credit facility under the Credit Agreement. The Additional Mithaq Term Loan accrues interest at the functional equivalent of Term SOFR (as defined in the Additional Promissory Note) plus 4.00%. The Additional Mithaq Term Loan does not provide for any closing or similar fees.

In addition, the Additional Mithaq Term Loan was made subject to that certain Amended and Restated Subordination Agreement, dated as of April 16, 2024 (the “A&R Subordination Agreement”), among the Credit Agreement Lenders and Mithaq SPC, pursuant to which the Mithaq Term Loans and the Additional Mithaq Term Loan are subordinated in payment priority to the obligations of the Issuer and its subsidiaries under the Credit Agreement. Subject to such subordination terms, the Additional Mithaq Term Loan is prepayable at any time and from time to time without penalty and does not require any mandatory prepayments.

The Additional Promissory Note contains customary affirmative and negative covenants substantially similar to a subset of the covenants set forth in the Credit Agreement, including limits on the ability of the Company and its subsidiaries to incur certain liens, to incur certain indebtedness, to make certain investments, acquisitions, dispositions or restricted payments, or to change the nature of its business.

The Additional Promissory Note contains certain customary events of default, which include (subject in certain cases to customary grace periods), nonpayment of principal, breach of other covenants in the Additional Promissory Note, inaccuracy in representations or warranties, acceleration of certain other indebtedness (including under the Credit Agreement), certain events of bankruptcy, insolvency or reorganization, and invalidity of any part of the Additional Promissory Note.

Also on April 16, 2024, pursuant to an amendment to the Credit Agreement (the “Seventh Credit Agreement Amendment”), the lenders under the Credit Agreement agreed to a permanent waiver of the existing “change of control” event of default upon the satisfaction of certain conditions, including the Issuer’s receipt of proceeds from the Additional Mithaq Term Loan.

The foregoing descriptions of the Additional Promissory Note, the A&R Subordination Agreement and the Seventh Credit Agreement Amendment are qualified in their entirety by reference to the full texts thereof, copies of which are filed as Exhibit 99.7, Exhibit 99.8 and Exhibit 99.9, respectively, to this Amendment No. 3 and each of which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby amended and supplemented by the addition of the following to the end thereof:

On April 16, 2024, Mithaq SPC and the Issuer entered into the Additional Promissory Note and the A&R Subordination Agreement, each of which is described in Item 4 above and filed as Exhibit 99.7 and Exhibit 99.8, respectively, to this Amendment No. 3. Item 4 to this Amendment No. 3 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.7	Unsecured Promissory Note, dated as of April 16, 2024, among Mithaq Capital SPC, the Issuer and certain subsidiaries of the Issuer.
Exhibit 99.8	Amended and Restated Subordination Agreement, dated as of April 16, 2024, among Wells Fargo, Mithaq Capital SPC, the Issuer and certain subsidiaries of the Issuer.
Exhibit 99.9	Seventh Amendment to Amended and Restated Credit Agreement, dated as of April 16, 2024, among the Issuer, certain subsidiaries of the Issuer, Wells Fargo and the Credit Agreement Lenders.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 18, 2024	SNOWBALL COMPOUNDING LTD.

By: Mithaq Capital SPC, its sole stockholder

By:	/s/ Turki Saleh A. AlRajhi
	Name:	Turki Saleh A. AlRajhi
	Title:	Director

Date: April 18, 2024	MITHAQ CAPITAL SPC

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: April 18, 2024	MITHAQ CAPITAL

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: April 18, 2024	MITHAQ GLOBAL

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: April 18, 2024	TURKI SALEH A. ALRAJHI

	By:	/s/ Turki Saleh A. AlRajhi
Turki Saleh A. AlRajhi

Date: April 18, 2024	MUHAMMAD ASIF SEEMAB

	By:	/s/ Muhammad Asif Seemab
Muhammad Asif Seemab

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